Mail Stop 3561

								February 24, 2006


Via U.S. Mail

Noemy Almedia Oliveira Amaro
Chairman
TAM S.A.
c/o National Corporate Research Ltd.
225 West 34th Street - Suite 910
New York, NY 10122

Re: 	TAM S.A.
	Amendment No. 3 to Registration Statement on Form F-1, filed on
February 15, 2006
	Confidential Filing


Dear Ms. Amaro,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We remind you of outstanding comments from our prior comment letters:

* As indicated in prior comment 3 of our letter dated November 25, 2005, please provide us with any artwork that you intend to use.

* As indicated in prior comments 4 and 73 of our letter dated
November 25, 2005, please provide your exhibits, including your opinion of counsel. We may have additional comments after reviewing this additional information.

* As indicated in prior comment 7 of our letter dated November 25, 2005, separately state on the cover page the amount of ADSs to be offered by selling shareholders. Please provide the same information for the over-allotment portion of the offering.

* As indicated in your response to prior comment 15 of our letter dated November 25, 2005, please file the consent of IATA.

* As indicated in prior comment 53 of our letter dated November
25,
2005, if known, provide the date, such as the record date or date dividends are declared, that the Depositary will determine the exchange rate to be used in connection with converting cash dividends or other cash distributions.

Please respond to these comments prior to requesting effectiveness of the registration statement.

Principal and Selling Shareholders, page 102

2. Please revise the footnotes to identify the holding company (or companies) that own TAM, Aerosystem S.A. Empreendimentos e, and Agropecuaria Nova Fronteira Ltda.

3. In addition, with respect to Aerosystem S.A. Empreendimentos we re-issue prior comments #4 and #5.

Note 27: TAM Fidelidade Program, page F-33

4. Refer to prior comment 4. Please revise to disclose that you accrue a liability for the expected incremental cost of travel and other awards earned by participants in your loyalty program when the requisite award levels are achieve. Second, disclose the amount of loyalty costs accrued for the periods presented.

Signatures

5. As required by Instruction 1 relating to signatures of Form F-
1,
please provide the signature of the registant`s controller or principal accounting officer.


* * * * *


      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at
(202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.



      Sincerely,



      Max A. Webb
      Assistant Director


Cc:	Via Facsimile
Sara Hanks, Esq.
Clifford Chance US LLP
212.878.8375

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Mr. Jonathan Zonis
TAM S.A.
February 24, 2006
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